COLUMBUS ACQUISITION CORP

December 26, 2024

Mr. Ronald E. Alper
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Columbus Acquisition Corp/Cayman Islands

Registration Statement on Form S-1

Filed November 15, 2024

File No. 333-283278

Dear Mr. Alper:

This letter is in response to the letter dated December 4, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Columbus Acquisition Corp (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Form S-1 filed November 15, 2024

Principal Shareholders, page 171

1.	Please revise to address the number of shares beneficially owned and the percentage of the class owned by Jie “Janet” Hu.

Response: In response to the Staff’s comments, we revised the beneficial ownership table on page 171 of the Registration Statement accordingly.

Exhibit 23.1, page II-2

2.	It appears that the consent from your independent registered public accounting firm is not signed. Please confirm that such consent had a conformed signature at the time it was included as an exhibit. Additionally, please amend your registration statement to provide a currently dated and signed consent from your independent auditors.

Response: We respectfully advise the Staff that the Exhibit 23.1 of the consent letter had a conformed signature at the time it was include as an exhibit, and we submitted an updated consent letter as Exhibit 23.1 to the Registration Statement accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

	By:	/s/ Fen “Eric” Zhang
Fen “Eric” Zhang
Chief Executive Officer
Arila Zhou, Esq.
Robinson & Cole LLP

[signature page to the SEC response letter]